Cepton, Inc.
399 West Trimble Road
San Jose, California 95131

(408) 459-7579

VIA EDGAR

April 15, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

Re:	Cepton, Inc.
Registration Statement on Form S-1
Filed February 11, 2022
File No. 333-262667

Dear Ms. Donahue:

Cepton, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 7, 2022, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on February 11, 2022 (the “Registration Statement”). The Company has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission on the date hereof. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed on February 11, 2022

Prospectus Cover Page, page i

1.	For each of the shares being registered for resale, disclose the price that the selling stockholder paid for such share.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement relates to what is commonly referred to as an “equity capital line of credit” or “ELOC,” rather than shares issued prior to, or in connection with, the Business Combination. As of the date hereof, no shares have been sold to Lincoln Park, and no shares may be sold to Lincoln Park, under the Purchase Agreement until the Registration Statement has become effective and certain other conditions precedent have been satisfied, as described in the section of the Registration Statement titled “Lincoln Park Transaction.” For these reasons, the Company believes this comment is not applicable to the Registration Statement. Notwithstanding the foregoing, the Company has added additional disclosure to the Preliminary Prospectus cover page of the Amended Registration Statement.

2.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling stockholder for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading prices of the Class A common stock.

The Company acknowledges the Staff’s comment and has added additional disclosure to the Preliminary Prospectus cover page of the Amended Registration Statement. The Company respectfully advises the Staff that, as described in our response above, no shares have been sold to Lincoln Park and so the Staff’s assertion that the shares being registered were purchased for prices considerably below the current market price is inaccurate.

Risk Factors, page 9

3.	Please expand your risk factor on page 9 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investor has an incentive to sell because they will still profit on sales because of the lower prices they purchased their shares than the public investors.

The Company acknowledges the Staff’s comment and has added additional disclosure to pages 6 and 9 of the Amended Registration Statement. The Company respectfully advises the Staff that, as described in our responses above, no shares have been sold to Lincoln Park for which a purchase price can be disclosed or for which a potential profit comparison can be made vis-à-vis public investors. For these reasons, the Company believes the related portions of this comment are not applicable to the Registration Statement.

Management’s Discussion and Analysis

Business Overview, page 60

4.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 61 and 62 of the Amended Registration Statement.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 61 and 62 of the Amended Registration Statement.

General

6.	Revise your prospectus to disclose that the price that the selling stockholder paid for the shares being registered for sale. Highlight any differences in the current trading price, the price that the selling stockholder acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling stockholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase price and the current trading price. Please also disclose the potential profit the selling stockholder will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in our responses above, no shares have been sold to Lincoln Park for which a purchase price can be disclosed or for which a potential rate of return or profit comparison can be made vis-à-vis public investors. For these reasons, the Company believes this comment is not applicable to the Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Ryan Coombs at rcoombs@omm.com or by telephone at (415) 984-8943.

Sincerely,

/s/ Jun Pei
Jun Pei
Chief Executive Officer

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